PRODUCTION AGREEMENT

This agreement (the "Agreement") is made as of February 4, 2019 by and between JonJed Films ("Production Company") on the one hand, and Adventus Films LLC ("Co-Producer"), Represented by Chris Taylor ("Representative"), with an address of 618 S 223rd St, Suite #6, Des Moines, WA 98198 on the other hand.

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements hereinafter set forth and intending to be legally bound, Production Company and Co-Producer (each a "Party," and collectively, the "Parties") agree as follows:

<u>1.0 Services.</u> Production Company hereby engages Representative for the role of Fundraising Manager, Producer and Director of Photography for the motion picture currently entitled *The Devil's Circle* (the "Picture"), directed by Jon Jedliskowski. Co-Producer agrees to personally render such producing services as reasonably required by Production Company as follows:

1.1. Funding Manager

   a) Fundraising: Upon agreements to all terms within, Producer gives rights to Production Company to use and advertise Producer's sales records and production history in the benefit of the picture. Producer will setup a funding campaign page through an equity crowdfunding platform of his choice, develop necessary investor materials and provide investment support via email, phone and Skype to secure investors and assist with legal planning.

1.2. Producer

   a) Production: Producer will assist in pre-production, production and post-production offering support in the area of staffing, budget support, location scouting, casting, and delivery preparation. Producer will be available via phone, email or Skype meetings to assist in strategy and creative consultation. There will be no limit within reason to the number of meetings and support calls provided to the Production Company. Producer will support when possible but not take lead responsibility for any SAG, contracting or legal document prep outside of the fundraising campaign.
   b) Marketing: Producer will strategize and work with Production Company on overall marketing for the film including possible festivals, artwork, social media, press releases and distributor marketing. Further described in Exhibit A (Scope of work)

1.3. Director of Photography

   a) Production: Producer will provide work in the capacity of Director of Photography (DP). He will be the creative lead in the camera and lighting departments and facilitate everything included within that skill set. . In collaboration with the Director, he will help with or provide shot lists, creative consulting and help staff his department.
   b) Equipment: Producer will provide all the camera, grip and electric gear at his disposal.

For the avoidance of doubt, Production Company need not follow Representative's directions or suggestions and all decisions shall be solely in the discretion of Production Company.

2.0 Term. Co-Producer's services hereunder shall commence as of the date hereof and shall continue through the completion of all services required hereunder, as more fully described in Exhibit "A" (Scope of Work)

3.0 Fixed Compensation. As full and complete consideration for Co-Producer's services and undertakings hereunder and for all rights granted to Production Company hereunder, Production Company agrees that Co-Producer shall be entitled to an amount for the services listed below, payable to Co-Producer as described in Exhibit "B" (Payment Schedule):

3.1. Fundraising Manager
      a) Campaign: U.S. Nine Hundred Ninety Five Dollars ($995.00)
      b) Campaign Video: U.S. One Thousand, Five Hundred Dollars ($1500.00)

4.0 Production Compensation. As full and complete consideration for Co-Producer's services and undertakings hereunder and for all rights granted to Production Company hereunder, contingent on the success of the Picture raising its minimum budget, Production Company agrees that Co-Producer shall be entitled to an amount for the services listed below, payable to Co-Producer as described in Exhibit "B" (Payment Schedule):

4.1. Producer
      a) Flat: U.S. One Thousand Dollars ($1000.00) and
      b) Variable: 4% of finances raised by Co-Producer and used by Production Company.

4.2. Director of Photography
      a) Labor: U.S. Five Hundred Dollars ($500.00) per Shoot Day
      b) Equipment: U.S. Two Thousand Dollars ($2000.00) per Shoot Week
      c) Color Correction (if required): U.S. One Hundred ($100.00) per Shoot Day

4.3 Co-Producer shall also be entitled to receive the following amount of One Hundred Percent (100%) of Net Proceeds (the "Contingent Compensation"). "Net Proceeds" shall be defined, accounted for and payable as set forth in companies' investment waterfall. Said payments should be in no lower priority than any other profit sharing Producer.
      a) Base Equity: Five Percent (5%)
      b) Variable Equity: One Percent (1%) for every 1/10th of the Total Budget through solicitation or campaigning sourced by Co-Producer or affiliations thereof.

4.4. Vesting. The Contingent Compensation shall vest one hundred percent (100%) upon Co-Producer's execution of this Agreement.

5.0 Ownership. Production Company is under no obligation to utilize Producer's services or the results and proceeds thereof. The results and proceeds of Producer's services hereunder in connection with the Picture shall be deemed a work-made-for-hire specially ordered or commissioned by Production Company under all applicable copyright laws. Production Company shall exclusively own all now known and/or hereafter existing rights of every kind throughout the universe, in perpetuity and in all languages, pertaining to such results and proceeds in and to the Picture, and all elements therein, for all now known and/or hereafter existing uses, media and forms, including, without limitation, all copyrights. Producer hereby waives the benefits of any provision of law known as "droit moral" and/or "moral rights" or any similar law in any jurisdiction of the universe and hereby agree not to institute or support, maintain or permit any action or lawsuit on the grounds that the Picture or any other film and/or soundtrack and/or any other ancillary, subsidiary, related or other product produced or exploited by Production Company violates any of Producer's rights or is in any way a defamation or mutilation of the product of Producer's services and/or the Picture.

6.0 Credit.

6.1. Producer: For services rendered as described in this agreement, Representative, and/or a qualified associate of his choosing, will receive the credit of "Producer"

6.2. Director of Photography: For services rendered as described in this agreement, Representative will receive the credit of "Director of Photography"

6.3. Production Company: For services rendered as described in this agreement, Co-Producer will receive credit with its Company Logo/Animation

6.4. No casual or inadvertent failure of Production Company, or failure of any person, firm, or corporation other than Production Company, to comply with the credit provisions of this paragraph shall constitute a breach of this Agreement by either Party hereby recognizes and confirms that in the event of a failure to comply with the provisions of this paragraph, the damages, if any, caused by either Party are not irreparable or sufficient to entitle Co-Producer to injunctive or other equitable relief. Upon written notice from Co-Producer, Production Company shall use its reasonable efforts to subsequently cure the failure to comply with the provisions of this paragraph.

7.0 Assignment. Co-Producer acknowledges that the personal services to be rendered by Co-Producer hereunder are of the essence of this Agreement and Co-Producer agrees that Co-Producer shall not assign this Agreement or any services hereunder, in whole or in part. Production Company shall have the right to assign this Agreement or any part hereof, however, any such assignment shall be made specifically subject to the terms and conditions and obligations of this Agreement.

8.0 Expenses. No expenses in connection with Co-Producer's services herein shall be incurred without Production Company's prior written approval in each instance.

9.0 Limitation of Remedies. In the event of a breach of this Agreement by Production Company, the rights and remedies of Co-Producer shall be limited to the right to recover monetary damages, if any, in an action at law and in no event shall Co-Producer be entitled to enjoin or restrain the distribution or exhibition of the Picture, or the use, publication, or dissemination of any advertising issued in connection therewith and Co-Producer irrevocably waives any right to equitable or injunctive relief.

10.0 Guilds and Unions. Co-Producer hereby acknowledges that Production Company is not a signatory to any guild and/or union agreement pertaining to Co-Producer's employment and that the Picture shall not be produced pursuant to any such agreement nor shall any such guild and/or union agreement apply to this Agreement.

11.0 Warranties and Representations. The Parties hereby warrant and represent that they are under no disability, restriction, or prohibition with respect to their right to execute this Agreement and perform its terms and conditions.

11.1 Warranties and Representations of Co-Producer. Co-Producer hereby warrants and represents to Production Company that:

a) All material or work product submitted by Co-Producer to Production Company shall be wholly original with Co-Producer and shall not to the best of Co-Producer's knowledge infringe upon or violate the rights of any other person and/or entity;
b) Co-Producer has the full right, power, and authority to enter into this Agreement on behalf of Co-Producer and grant Production Company all the rights herein provided for; and
c) Co-Producer will not divulge or make known to any person and/or entity any matters of a confidential nature pertaining to the Picture and/or Production Company's business.

12.0 Indemnification.

12.1. Co-Producer shall indemnify, defend and hold Production Company, its successors, assigns, affiliates, licensees, sub-distributors, agents, officers, directors, employees, shareholders and attorneys harmless from and against any liability, claim, cost, damage or expense (including, without limitation, reasonable outside attorney's fees and disbursements and court costs regardless of whether litigation is commenced) (collectively "Claims") arising out of, or in connection with, any breach by Co-Producer of any representation, warranty, covenant, agreement or undertaking contained in this Agreement.

12.2. Production Company shall indemnify, defend and hold Co-Producer harmless from and against any Claims arising out of, or in connection with, the production, distribution and exploitation of the Picture, except if the same arise out of any breach by Co-Producer of any warranty, representation or covenant or otherwise arise out of Co-Producer's acts or omissions.

13.0 Name and Likeness. Production Company is hereby granted the irrevocable, perpetual and universe- wide right to use the name, likeness, and biography of Representative in connection with the advertising, publicizing, and exploitation of the Picture and/or any other use or exploitation of any of the rights herein granted to Production Company.

14.0 Notices. Any and all notices pertaining hereto shall be in writing. Any such notice and any payment due hereunder shall be served by delivering said notice or payment personally or by sending it by mail or express delivery addressed as follows (or as subsequently designated in writing).

15.0 Agreement Transfer. Upon the formation of another entity that is the proprietor of all operations, financial interests and share holdings related to the Picture, upon its signing, Production Company is granted the right to transfer all aforementioned terms to a new Agreement with said entity and Co-Producer as the new Parties.

To Production Company: JonJed Films

To Co-Producer: Adventus Films LLC
618 S 223" Street, Suite #6
Des Moines, WA 98198

Jon Jedliskowski

_____
Authorized Signer — Jon Jedliskowski

DATE: Feb 05 2019

Chris Taylor

_____
Co-Producer Representative — Chris Taylor

DATE: Feb 05 2019

Exhibit "A"

SCOPE OF WORK

Scope of work document will outline the offered services, basic plan of action and limitations of service.

As a Co-Producer I will be partnering with the production and will be available for an unlimited (with in reason and available scheduling) Phone calls, Skype meetings and email correspondence. This agreement does not include any expense for travel or otherwise and all if any expenses will be considered as requested by Production company and represent an additional cost unless otherwise agreed. Office hours spent solely on production companies work included are 80 (meetings, phone calls, and correspondence does not count against these hours.)

Fundraising: Approx. 30% of work load time (Approx. 30 Days)

- Co-Producer will campaign and solicit investments through methods and platforms of his choice, develop necessary investor materials, including a pitch video, and provide investment support via email, phone and Skype to secure investors and assist with legal planning.
- Co-Producer will provide information and documents to Production Company to use and advertise Co-Producers sales records and production history in the benefit of the picture.

Production and Pre-Production: Approx. 45% of work load time (Approx. 45 Days)

- Co-Producer will assist in pre-production, production and post-production offering support in the area of staffing, budget support, location scouting, casting, and delivery preparation.
- Representative will be available via phone, email or Skype meetings to assist in strategy, legal document review.
- Co-Producer will support when possible but not take lead responsibility for any SAG, contracting or legal document prep outside of the fundraising campaign.
- As DIRECTOR OF PHOTOGRAPHY, Representative will be the creative lead in the camera and lighting departments and facilitate everything included within that skill set. In collaboration with the Director, he will help with or provide shot lists, creative consulting and help staff his department.

Marketing: Approx. 25% of work load time (Approx. 25 Days)

- Assist in strategizing marketing elements
- Festivals
- Social media
- Press releases
- Trailer and Marketing collateral review

In the event of excessive workload requirements, all possible additional work will be agreed upon by both parties and additional compensation if any will be negotiated at that time.

It is understood that no grantee in the world of films sales exist and this work agreement offers no grantee on distribution or total sales.